Exhibit 99.1

Qifu Technology Announces Third Quarter 2024 Unaudited Financial Results and Launches A New US$450 Million Share Repurchase Plan for 2025

Shanghai, China, November 19, 2024, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2024 and launched a new US$450 million share repurchase plan for 2025.

Third Quarter 2024 Business Highlights

•	As of September 30, 2024, our platform has connected 162 financial institutional partners and 254.3 million consumers*1 with potential credit needs, cumulatively, an increase of 11.6% from 227.9 million a year ago.
•	Cumulative users with approved credit lines*2 were 55.2 million as of September 30, 2024, an increase of 12.2% from 49.2 million as of September 30, 2023.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 33.1 million as of September 30, 2024, an increase of 12.6% from 29.4 million as of September 30, 2023.
•	In the third quarter of 2024, financial institutional partners originated 23,042,303 loans*3 through our platform.
•	Total facilitation and origination loan volume*4 of ongoing services reached RMB82,436 million, a decrease of 14.9% from RMB96,923 million in the same period of 2023 and an increase of 13.1% from RMB72,864 million in the prior quarter. RMB45,396 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, representing 55.1% of the total, an increase of 4.7% from RMB43,353 million in the same period of 2023 and an increase of 15.4% from RMB39,344 million in the prior quarter.
•	Loan facilitation volume of intended discontinued service*6 reached RMB17,145 million, a decrease of 34.6% from RMB26,226 million in the same period of 2023 and a decrease of 24.0% from RMB22,561 million in the prior quarter.
•	Total outstanding loan balance*7 of ongoing services was RMB127,727 million as of September 30, 2024, a decrease of 13.3% from RMB147,237 million as of September 30, 2023 and an increase of 3.4% from RMB123,551 million as of June 30, 2024. RMB74,078 million of such loan balance was under capital-light model, “ICE” and total technology solutions*8, a decrease of 0.5% from RMB74,421 million as of September 30, 2023 and an increase of 6.4% from RMB69,589 million as of June 30, 2024.
•	Outstanding loan balance of intended discontinued service*6 was RMB31,901 million as of September 30, 2024, a decrease of 23.8% from RMB41,863 million as of September 30, 2023 and a decrease of 6.8% from RMB34,227 million as of June 30, 2024.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the third quarter of 2024 was approximately 10.12 months, compared with 11.23 months in the same period of 2023.
•	90 day+ delinquency rate*9 of loans originated by financial institutions across our platform was 2.72% as of September 30, 2024.
•	Repeat borrower contribution*10 of loans originated by financial institutions across our platform for the third quarter of 2024 was 93.8%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 3,298,567 loans across “V-pocket”, and 19,743,736 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB 29,635 million in the third quarter of 2024.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023. Loan facilitation volume through total technology solutions was RMB761 million in the third quarter of 2024.

6 In 2021, we started to offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. We further began to offer end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model in 2023, which we refer to as total technology solutions. These foregoing services combined were previously referred to as other technology solutions. However, as the risk management SaaS service only generated marginal returns and had little potential for up selling, we intend to gradually discontinue it by the end of 2024. The gradual discontinuation of the service is not expected to have a material impact on our overall business, financial condition, and results of operations..

7 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days.

8 As of September 30, 2024, outstanding loan balance was RMB42,898 million for “ICE” and RMB1,544 million for total technology solutions.

9 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

10 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

Third Quarter 2024 Financial Highlights

•	Total net revenue was RMB4,370.2 million (US$622.7 million), compared to RMB 4,281.0 million in the same period of 2023.

•	Income from operations was RMB2,289.2 million (US$326.2 million), compared to RMB 1,388.9 million in the same period of 2023.

•	Non-GAAP*11 income from operations was RMB2,315.5 million (US$330.0 million), compared to RMB 1,432.2 million in the same period of 2023.

•	Operating margin was 52.4%. Non-GAAP operating margin was 53.0%.

•	Net income was RMB1,798.8 million (US$256.3 million), compared to RMB 1,137.7 million in the same period of 2023.

•	Non-GAAP net income was RMB1,825.1 million (US$260.1 million), compared to RMB 1,181.0 million in the same period of 2023.

•	Net income margin was 41.2%. Non-GAAP net income margin was 41.8%.

•	Net income per fully diluted American depositary share (“ADS”) was RMB12.18 (US$1.74), compared to RMB6.94 in the same period of 2023.

•	Non-GAAP net income per fully diluted ADS was RMB12.35 (US$1.76), compared to RMB7.20 in the same period of 2023.

11 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “We are very pleased to deliver a strong quarter of financial results in a still challenging macro environment with some tentative sign of increasing users’ activities late in the quarter. We continued to make noticeable progress in key areas of our operations and achieved better efficiency and enhanced returns.

During the quarter, we saw continued improvement in net take rates with the help of improving risks and lowering funding costs. Non-credit risk bearing loans for ongoing services accounted for nearly 55% of total volume. In the third quarter, we further reduced unit costs for user acquisition through more efficient and diversified user acquisition channels. Meanwhile, in an overall easing funding environment, we continued to strengthen our relationship with financial institution partners and further reduced overall funding costs to another historic low.

While we are encouraged by recent release of stimulus economic policies, it may still take a while to see the actual impact to the overall consumer demand and consumption behavior. Looking ahead, we intend to continue to take a disciplined risk management approach despite improved asset quality and tentatively uptick in user activities. With our consistent execution, we believe we are well positioned to capture long-term opportunities by building a comprehensive credit-tech platform that offers differentiate products and services to users and financial institution partners based on their respective credit profiles and risk preferences.”

“We are excited to report a set of strong financial results in the quarter. Total net revenue was RMB4.37 billion and Non-GAAP net income was RMB1.83 billion for the third quarter,” Mr. Alex Xu, Chief Financial Officer, commented. “At the end of the third quarter, our total cash and cash equivalent*12 was approximately RMB9.77 billion, and we generated approximately RMB2.37 billion cash from operations. During the quarter, we continued to execute the US$350 million share repurchase program with meaningful progress. The newly approved US$450 million share repurchase program for 2025 further demonstrates our strong commitment to sustainable shareholder returns through dividend and share repurchases.”

Mr. Yan Zheng, Chief Risk Officer, added, “We experienced further improvement in overall risk metrics of our loan book in the third quarter as we continued to take a prudent approach in managing risks. Among key leading indicators, Day-1 delinquency rate*13 was 4.6%, and 30-day collection rate*14 was approximately 87.4%. The 30-day collection rates reached its best levels in the past three years. As we remain vigilant in risk management under current macro environment, we expect to see relatively stable overall risk performance in the coming quarters.”

12 Including “Cash and cash equivalents”, “Restricted cash”, “Security deposit prepaid to third-party guarantee companies” and “Short-term investments”.

13 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

14 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Third Quarter 2024 Financial Results

Total net revenue was RMB4,370.2 million (US$622.7 million), compared to RMB4,281.0 million in the same period of 2023, and RMB4,160.1 million in the prior quarter.

Net revenue from Credit Driven Services was RMB 2,901.0 million (US$413.4 million), compared to RMB3,071.0 million in the same period of 2023, and RMB2,912.2 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB258.7 million (US$36.9 million), compared to RMB479.2 million in the same period of 2023 and RMB151.1 million in the prior quarter. The year-over-year decrease was primarily due to the decline in capital-heavy loan facilitation volume, and the sequential increase mainly due to increasing capital-heavy loan facilitation volume and lower funding cost for capital-heavy loan facilitation.

Financing income*15 was RMB1,744.1 million (US$248.5 million), compared to RMB1,369.9 million in the same period of 2023 and RMB1,690.1 million in the prior quarter. The year-over-year increase was primarily due to the growth in outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB794.6 million (US$113.2 million), compared to RMB1,165.7 million in the same period of 2023, and RMB972.6 million in the prior quarter. The year-over-year and sequential decreases were mainly due to decreases in the average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB103.7 million (US$14.8 million), compared to RMB56.1 million in the same period of 2023, and RMB98.4 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB1,469.1 million (US$209.3 million), compared to RMB1,210.1 million in the same period of 2023 and RMB1,247.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB574.6 million (US$81.9 million), compared to RMB863.9 million in the same period of 2023 and RMB524.4 million in the prior quarter. The year-over-year decrease was mainly due to a lower capital-light loan facilitation volume.

Referral services fees were RMB763.1 million (US$108.7 million), compared to RMB234.2 million in the same period of 2023 and RMB623.5 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in the loan facilitation volume through ICE.

Other services fees were RMB131.4 million (US$18.7 million), compared to RMB112.0 million in the same period of 2023 and RMB100.0 million in the prior quarter.

Total operating costs and expenses were RMB2,081.0 million (US$296.5 million), compared to RMB2,892.2 million in the same period of 2023 and RMB2,175.1 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB707.9 million (US$100.9 million), compared to RMB639.8 million in the same period of 2023 and RMB722.2 million in the prior quarter. The year-over-year increase was primarily due to higher collection fees.

Funding costs were RMB146.8 million (US$20.9 million), compared to RMB160.2 million in the same period of 2023 and RMB161.3 million in the prior quarter. The year-over-year decrease was mainly due to the lower average cost of ABS and trusts. The sequential decrease was mainly due to the decline in funding from ABS and trusts and lower average costs.

Sales and marketing expenses were RMB419.9 million (US$59.8 million), compared to RMB529.6 million in the same period of 2023 and RMB366.4 million in the prior quarter. The year-over-year decrease was mainly due to a more prudent customer acquisition approach. The sequential increase was primarily due to an increased number of customers acquired, offset by a lower unit customer acquisition cost.

General and administrative expenses were RMB92.0 million (US$13.1 million), compared to RMB95.4 million in the same period of 2023 and RMB95.1 million in the prior quarter.

Provision for loans receivable was RMB477.5 million (US$68.0 million), compared to RMB509.0 million in the same period of 2023 and RMB849.5 million in the prior quarter. The year-over-year decrease mainly reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential decrease was mainly due to the decrease in loan origination volume of on-balance-sheet loans and a larger reversal of prior quarters’ provision because of improving asset quality.

Provision for financial assets receivable was RMB64.4 million (US$9.2 million), compared to RMB86.9 million in the same period of 2023 and RMB70.2 million in the prior quarter. The year-over-year and sequential decreases mainly reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. In addition, the year-over-year decrease was due to the decline in loan facilitation volume of off-balance-sheet loans.

Provision for accounts receivable and contract assets was RMB108.8 million (US$15.5 million), compared to RMB39.7 million in the same period of 2023 and RMB123.8 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB63.6 million (US$9.1 million), compared to RMB831.6 million in the same period of 2023 and RMB-213.3 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile as well as the change in capital-heavy loan facilitation volume.

Income from operations was RMB2,289.2 million (US$326.2 million), compared to RMB1,388.9 million in the same period of 2023 and RMB1,985.0 million in the prior quarter.

Non-GAAP income from operations was RMB2,315.5 million (US$330.0 million), compared to RMB1,432.2 million in the same period of 2023 and RMB2,021.9 million in the prior quarter.

Operating margin was 52.4%. Non-GAAP operating margin was 53.0%.

Income before income tax expense was RMB2,356.9 million (US$335.9 million), compared to RMB1,478.1 million in the same period of 2023 and RMB2,076.6 million in the prior quarter.

Net income was RMB1,798.8 million (US$256.3 million), compared to RMB1,137.7 million in the same period of 2023 and RMB1,376.5 million in the prior quarter.

Non-GAAP net income was RMB1,825.1 million (US$260.1 million), compared to RMB1,181.0 million in the same period of 2023 and RMB1,413.4 million in the prior quarter.

Net income margin was 41.2%. Non-GAAP net income margin was 41.8%.

Net income attributed to the Company was RMB1,802.9 million (US$256.9 million), compared to RMB1,142.0 million in the same period of 2023 and RMB1,380.5 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,829.2 million (US$260.7 million), compared to RMB1,185.3 million in the same period of 2023 and RMB1,417.4 million in the prior quarter.

Net income per fully diluted ADS was RMB12.18 (US$1.74).

Non-GAAP net income per fully diluted ADS was RMB12.35 (US$1.76).

Weighted average basic ADS used in calculating GAAP net income per ADS was 145.30 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 148.10 million.

15 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

Update on Share Repurchase Plan of 2024

On March 12, 2024, the Company’s board of directors approved a share repurchase plan whereby the Company is authorized to repurchase its ADSs or Class A ordinary shares with an aggregate value of up to US$350 million during the 12-month period from April 1, 2024.

As of November 19, 2024, the Company had in aggregate purchased approximately 13.7 million ADSs in the open market for a total amount of approximately US$298 million (inclusive of commissions) at an average price of US$21.7 per ADS pursuant to the share repurchase plan.

New US$450 Million Share Repurchase Plan of 2025

On November 19, 2024, the Company’s board of directors approved a new share repurchase plan whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations.

Business Outlook

As macro-economic uncertainties persist, the Company intends to maintain a prudent approach in its business planning. Management will continue to focus on enhancing efficiency of the Company’s operations. As such, for the fourth quarter of 2024, the Company expects to generate a net income between RMB1.75 billion and RMB1.85 billion and a non-GAAP net income*16 between RMB1.80 billion and RMB1.90 billion, representing a year-on-year growth between 57% and 65%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

16 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Tuesday, November 19, 2024 (8:30 AM Beijing Time on Wednesday, November 20, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI019bc78618c84e7184e794d691cfdb5b

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at http://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a leading Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,177,890	4,288,460	611,101
Restricted cash	3,381,107	2,253,397	321,107
Short term investments	15,000	3,120,158	444,619
Security deposit prepaid to third-party guarantee companies	207,071	108,670	15,485
Funds receivable from third party payment service providers	1,603,419	771,847	109,987
Accounts receivable and contract assets, net	2,909,245	2,183,030	311,079
Financial assets receivable, net	2,522,543	1,410,934	201,056
Amounts due from related parties	45,346	17,124	2,440
Loans receivable, net	24,604,487	26,317,013	3,750,144
Prepaid expenses and other assets	329,920	1,188,059	169,297
Total current assets	39,796,028	41,658,692	5,936,315
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	146,995	34,954	4,981
Financial assets receivable, net-noncurrent	596,330	193,252	27,538
Amounts due from related parties	4,240	106	15
Loans receivable, net-noncurrent	2,898,005	2,743,839	390,994
Property and equipment, net	231,221	331,200	47,196
Land use rights, net	977,461	961,919	137,072
Intangible assets	13,443	11,828	1,685
Goodwill	41,210	42,368	6,037
Deferred tax assets	1,067,738	964,505	137,441
Other non-current assets	45,901	45,852	6,534
Total non-current assets	6,022,544	5,329,823	759,493
TOTAL ASSETS	45,818,572	46,988,515	6,695,808

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,942,291	7,643,597	1,089,204
Accrued expenses and other current liabilities	2,016,039	2,678,610	381,699
Amounts due to related parties	80,376	38,780	5,526
Short term loans	798,586	1,043,404	148,684
Guarantee liabilities-stand ready	3,949,601	2,266,859	323,025
Guarantee liabilities-contingent	3,207,264	1,654,924	235,825
Income tax payable	742,210	839,403	119,614
Other tax payable	163,252	93,753	13,360
Total current liabilities	19,899,619	16,259,330	2,316,937
Non-current liabilities:
Deferred tax liabilities	224,823	503,675	71,773
Payable to investors of the consolidated trusts-noncurrent	3,581,800	7,093,800	1,010,858
Other long-term liabilities	102,473	232,290	33,101
Total non-current liabilities	3,909,096	7,829,765	1,115,732
TOTAL LIABILITIES	23,808,715	24,089,095	3,432,669
TOTAL QIFU TECHNOLOGY INC EQUITY	21,937,483	22,839,274	3,254,568
Noncontrolling interests	72,374	60,146	8,571
TOTAL EQUITY	22,009,857	22,899,420	3,263,139
TOTAL LIABILITIES AND EQUITY	45,818,572	46,988,515	6,695,808

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	3,070,969	2,901,040	413,396	8,490,297	8,829,527	1,258,197
Loan facilitation and servicing fees-capital heavy	479,248	258,717	36,867	1,185,924	653,556	93,131
Financing income	1,369,855	1,744,075	248,529	3,624,475	4,969,171	708,101
Revenue from releasing of guarantee liabilities	1,165,737	794,586	113,228	3,534,111	2,933,190	417,976
Other services fees	56,129	103,662	14,772	145,787	273,610	38,989
Platform services	1,210,057	1,469,118	209,348	3,304,227	3,853,877	549,173
Loan facilitation and servicing fees-capital light	863,860	574,615	81,882	2,516,970	1,601,735	228,245
Referral services fees	234,190	763,115	108,743	503,530	1,935,430	275,797
Other services fees	112,007	131,388	18,723	283,727	316,712	45,131
Total net revenue	4,281,026	4,370,158	622,744	11,794,524	12,683,404	1,807,370
Facilitation, origination and servicing	639,795	707,859	100,869	1,928,125	2,166,045	308,659
Funding costs	160,181	146,829	20,923	484,429	464,094	66,133
Sales and marketing	529,632	419,936	59,840	1,388,295	1,201,941	171,275
General and administrative	95,393	91,975	13,106	313,039	293,444	41,815
Provision for loans receivable	508,990	477,541	68,049	1,511,160	2,174,970	309,931
Provision for financial assets receivable	86,875	64,437	9,182	237,892	233,606	33,289
Provision for accounts receivable and contract assets	39,724	108,792	15,503	84,694	344,031	49,024
Provision for contingent liabilities	831,563	63,635	9,068	2,269,487	167,032	23,802
Total operating costs and expenses	2,892,153	2,081,004	296,540	8,217,121	7,045,163	1,003,928
Income from operations	1,388,873	2,289,154	326,204	3,577,403	5,638,241	803,442
Interest income, net	49,713	66,019	9,408	170,337	162,064	23,094
Foreign exchange (loss) gain	(659)	(1,410)	(201)	3,171	(1,168)	(166)
Other income, net	40,175	3,178	453	225,727	160,576	22,882
Investment loss	-	-	-	(30,112)	-	-
Income before income tax expense	1,478,102	2,356,941	335,864	3,946,526	5,959,713	849,252
Income taxes expense	(340,412)	(558,144)	(79,535)	(785,637)	(1,624,264)	(231,456)
Net income	1,137,690	1,798,797	256,329	3,160,889	4,335,449	617,796
Net loss attributable to noncontrolling interests	4,357	4,065	579	12,707	12,228	1,742
Net income attributable to ordinary shareholders of the Company	1,142,047	1,802,862	256,908	3,173,596	4,347,677	619,538
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	3.56	6.20	0.88	9.85	14.39	2.05
Diluted	3.47	6.09	0.87	9.61	14.11	2.01

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	7.12	12.40	1.76	19.70	28.78	4.10
Diluted	6.94	12.18	1.74	19.22	28.22	4.02

Weighted average shares used in calculating net income per ordinary share
Basic	320,789,494	290,601,938	290,601,938	322,240,695	302,088,098	302,088,098
Diluted	329,220,827	296,205,651	296,205,651	330,391,888	308,157,887	308,157,887

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,243,893	2,371,822	337,982	4,766,559	6,291,705	896,561
Net cash used in investing activities	(2,260,922)	(2,929,892)	(417,506)	(9,262,095)	(7,048,470)	(1,004,399)
Net cash provided by (used in) financing activities	702,952	(1,248,749)	(177,945)	1,978,079	(240,947)	(34,335)
Effect of foreign exchange rate changes	4,934	(23,638)	(3,368)	10,492	(19,428)	(2,767)
Net decrease in cash and cash equivalents	(309,143)	(1,830,457)	(260,837)	(2,506,965)	(1,017,140)	(144,940)
Cash, cash equivalents, and restricted cash, beginning of period	8,314,541	8,372,314	1,193,045	10,512,363	7,558,997	1,077,148
Cash, cash equivalents, and restricted cash, end of period	8,005,398	6,541,857	932,208	8,005,398	6,541,857	932,208

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Net income	1,137,690	1,798,797	256,329
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	4,051	(102,976)	(14,674)
Other comprehensive income (loss)	4,051	(102,976)	(14,674)
Total comprehensive income	1,141,741	1,695,821	241,655
Comprehensive loss attributable to noncontrolling interests	4,357	4,065	579
Comprehensive income attributable to ordinary shareholders	1,146,098	1,699,886	242,234

	Nine months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Net income	3,160,889	4,335,449	617,796
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	20,724	(99,076)	(14,118)
Other comprehensive income (loss)	20,724	(99,076)	(14,118)
Total comprehensive income	3,181,613	4,236,373	603,678
Comprehensive loss attributable to noncontrolling interests	12,707	12,228	1,742
Comprehensive income attributable to ordinary shareholders	3,194,320	4,248,601	605,420

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,137,690	1,798,797	256,329
Add: Share-based compensation expenses	43,289	26,339	3,753
Non-GAAP net income	1,180,979	1,825,136	260,082
GAAP net income margin	26.6%	41.2%
Non-GAAP net income margin	27.6%	41.8%

Net income attributable to shareholders of Qifu Technology, Inc.	1,142,047	1,802,862	256,908
Add: Share-based compensation expenses	43,289	26,339	3,753
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	1,185,336	1,829,201	260,661
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	164,610,414	148,102,826	148,102,826
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	6.94	12.18	1.74
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	7.20	12.35	1.76

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,388,873	2,289,154	326,204
Add: Share-based compensation expenses	43,289	26,339	3,753
Non-GAAP Income from operations	1,432,162	2,315,493	329,957
GAAP operating margin	32.4%	52.4%
Non-GAAP operating margin	33.5%	53.0%

	Nine months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	3,160,889	4,335,449	617,796
Add: Share-based compensation expenses	143,032	107,893	15,375
Non-GAAP net income	3,303,921	4,443,342	633,171
GAAP net income margin	26.8%	34.2%
Non-GAAP net income margin	28.0%	35.0%

Net income attributable to shareholders of Qifu Technology, Inc.	3,173,596	4,347,677	619,538
Add: Share-based compensation expenses	143,032	107,893	15,375
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	3,316,628	4,455,570	634,913
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	165,195,944	154,078,944	154,078,944
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	19.22	28.22	4.02
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	20.08	28.92	4.12

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	3,577,403	5,638,241	803,442
Add: Share-based compensation expenses	143,032	107,893	15,375
Non-GAAP Income from operations	3,720,435	5,746,134	818,817
GAAP operating margin	30.3%	44.5%
Non-GAAP operating margin	31.5%	45.3%